RESIN SYSTEMS INC.

Interim Financial Statements

For the Third Quarter Ended September 30, 2004

These financial statements have not been reviewed by our auditors KPMG LLP.

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

As at                                             2004                     2003

                                         SEPTEMBER 30,             DECEMBER 31,

                                           (unaudited)

ASSETS

Current assets:

  Cash and cash equivalents              $  5,486,744             $  1,015,658

  Accounts receivable                         104,901                2,182,450

  Inventories                               1,072,414                  376,112

  Prepaid expenses and deposits                70,081                  193,398

                                         $  6,734,140                3,767,618

Prepaid rent and

   security deposit                            68,709                   72,310

Property, plant and equipment (note 3)      6,045,293                1,537,296

Intangible assets                           1,309,028                1,536,267

                                         $ 14,157,170             $  6,913,491

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities:

  Accounts payables                      $    523,249             $  1,054,914

  Accrued liabilities                         309,047                  240,116

  Current portion of obligations

     under capital lease (note 4)              55,454                      --

Current portion                               887,750                1,295,030

Long-term payable to NRC                      428,263                  385,274

Obligations under capital lease

   Net of current portion (note 4)             79,228                      --

                                            1,395,241                1,680,304

Shareholders' equity:

  Share capital (note 5)                   37,846,343               22,103,610

  Contributed surplus (note 2)              1,856,363                1,049,369

  Deficit (note 2)                        (26,940,777)             (17,919,792)

                                           12,761,929                5,233,187

Future operations    (note 1)

Commitments          (note 7)

                                         $ 14,157,170             $  6,913,491

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Signed “ Greg Pendura”                     Signed “ Brian Carpenter”

Director                                   Director

RESIN SYSTEMS INC.

Interim Consolidated Statements of Loss and Deficit

(Canadian Dollars)

Three and nine months ended September 30, 2004 and August 31, 2003 and the four months ended December 31, 2003

Unaudited

	Three Months Ended		Nine Months Ended		Four Months Ended
	September 30, , 2004	August 31, 2003	September 30 , 2004	August 31, 2003	December 31, 2003
Product Revenue Other Revenue	$38,358 78,936	$82,194 14,595	$352,925 115,836	$195,040 41,256	$453,156 8,264
	117,294	96,789	468,761	236,296	461,420
Expenses:
Cost of sales	27,418	27,830	171,447	83,259	333,899
Direct and product development	1,320,592	424,223	3,214,603	1,313,395	1,147,537
Marketing and business development	358,228	169,216	796,980	425,944	387,997
General and administrative	1,430,161	673,491	4,621,910	1,794,630	1,269,047
Interest and other charges	7,950	(651)	8,574	40,406	22,689
Amortization of property, plant and equipment Amortization of intangibles	219,029 146,160	160,222 411,500	448,993 227,239	230,852 411,500	82,071 109,733
	3,509,538	1,865,831	9,489,746	4,299,986	3,352,973
Net loss	(3,392,244)	(1,769,042)	(9,020,985)	(4,063,690)	(2,891,553)

Deficit, beginning of period	(23,548,533)	(13,101,676)	(17,919,792)	(10,807,028)	(14,870,718)

Deficit, before undernoted	(26,940,777)	(14,870,718)	(26,940,777)	(14,870,718)	(17,762,271)

Adjustment to reflect change in accounting For Employee stock option (note 2)	--	--	--	--	(157,521)

Deficit, end of period	$(26,940,777)	$(14,870,718)	$(26,940,777)	$(14,870,718)	$(17,919,792)

Basic and diluted loss per common share	$(0.06)	$(0.04)	$(0.15)	$(0.10)	$(0.06)

Basic and diluted loss per common share
as restated	(0.06)	(0.04)	(0.15)	(0.10)	(0.06)

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

Interim Consolidated Statements of Cash Flows

(Canadian Dollars)

Three and nine months ended September 30, 2004 and August 31, 2003 and the four months ended December 31, 2003

Unaudited

	Three Months Ended		Nine Months Ended		Four Months Ended
	September 30, 2004	August 31, 2003	September 30, 2004	August 31, 2003	December 31, 2003
Cash provided by (used in):
Operating:
Net loss	$(3,392,244)	$(1,769,042)	$(9,020,985)	$(4,063,690)	$(2,891,553)
Items which do not involve cash:
Amortization	365,189	571,722	676,232	642,352	191,804
Gain on sale of assets	--	--	(1,569)	--	--
Shares to be issued pursuant to ARC agreement	100,000	(63,922)	118,811	64,222	103,017
Consulting services settled by reduction of		--		--	--
share purchase loan	--	36,000	--	108,000	31,540
Stock based compensation	285,221	454,116	925,027	441,568	62,407
Change in non-cash operating working capital	223,740	(55,233)	1,041,857	204,381	(1,241,106)
	(2,418,094)	(826,359)	(6,260,627)	(2,603,167)	(3,743,891)
Financing:
Proceeds from issue of share capital, net of transaction costs	106,930	2,012,259	15,505,862	5,493,912	3,136,302
Proceeds from NRC Repayment of capital lease	-- (13,358)	88,790 --	42,989 (35,188)	253,510 --	41,849 --
	93,572	2,101,049	15,513,663	5,747,422	3,178,151
Investing:
Purchase of property, plant and equipment	(3,766,699)	(391,697)	(4,796,551)	(1,024,069)	(602,779)
Prepaid rent and security deposit	2,915	(16,901)	3,601	(16,901)	(48,217)
Acquisition of intangible assets	--	21,976	--	293	--
Proceeds on sale property, plant and equipment	--	--	11,000		--
	(3,763,784)	(386,622)	(4,781,950)	(1,040,677)	(650,996)
Increase (decrease) in cash	(6,088,306)	888,068	4,471,086	2,103,578	(1,216,736)

Cash and cash equivalents, beginning of period	11,575,050	1,344,326	1,015,658	128,816	2,232,394

Cash and cash equivalents, end of period	$5,486,744	$2,232,394	$5,486,744	$2,232,394	$1,015,658

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Nine months ended September 30, 2004 and Four months ended December 31, 2003

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited Consolidated Financial Statements, including the Notes thereto, for the four months ended December 31, 2003 and years ended August 31, 2003 and 2002.

The Company has changed its fiscal year end to coincide with the calendar year to be readily comparable with other companies in its industry.  It has received regulatory approval for this change.  The Balance Sheets represent the nine months ended September 30, 2004 with comparative figures of the four months ended December 31, 2003.  The Statements of Loss and Deficit, and Statements of Cash Flows represent the three and six months ending September 30, 2004 compared to the three and six months ending August 31, 2003 and the four months ending December 31, 2003.

1.  Nature of operations and future operations:

   Future operations:

   These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the nine months ended September 30, 2004 and the four months ended December 31, 2003, the Company reported a loss of $9,020,985 and $2,891,553 and has an accumulated deficit of $26,940,777 and $17,919,792 respectively.  As at September 30, 2004 the Company has positive working capital of $ 5,846,390.

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the “going concern” assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Nine months ended September 30, 2004 and Four months ended December 31, 2003

2.  Significant accounting policies:

(a)

Change in accounting policy – stock based compensation:

   Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options.  Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

   The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after September 1, 2002, and has not restated prior periods.  For options issued before January 1, 2004, we are required to disclose the pro forma information as if the Company had accounted for stock options issued from September 1, 2002 under the fair value method.

   The pro forma effect of retroactively adopting the fair value based method is to increase the loss for the four month period ended December 31, 2003 by $157,521 and increase the retained deficit, and to increase contributed surplus by the same amount.  The effect of the change on basic loss per share was $0.0033.

   The pro forma effect of adopting the fair value based method is to increase the loss for the nine months ended August 31, 2003, by $12,603 and increase the retained deficit, and to increase contributed surplus by the same amount.  The effect of the change on basic loss per share was $0.0003.

   The fair value of stock based compensation is based upon the Black-Scholes option pricing model.  For options granted in these periods the amounts are based using the following assumptions:

   As at December 31, 2003:

Risk free interest rate               3.75%

Expected life of option               5 years

Expected volatility                   119%

Expected dividends                    Nil

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Nine months ended September 30, 2004 and Four months ended December 31, 2003

2.  Significant accounting policies, (continued):

(a)

Change in accounting policy - stock based compensation, (continued):

   As at August 31, 2003:

Risk free interest rate               4.08%

Expected life of option               5 years

Expected volatility                   141%

Expected dividends                    Nil

(b)

New accounting pronouncement - GAAP hierarchy:

   Effective January 1, 2004, the Company adopted CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” which establishes standards for financial reporting in accordance with Canadian GAAP and describes what constitutes Canadian GAAP and its sources.  This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent.  There have been no changes in accounting polices as a result of the adoption of this standard other than noted in this section.

(c)

New accounting pronouncement - revenue recognition:

   Effective January 1, 2004, the Company adopted new Canadian accounting standards including CICA Emerging Issues Committee (“EIC”) Abstracts 141 and 142 issued in December, 2003 regarding the time of revenue recognition and the classification of certain items as revenue or expense.  No changes to the recognition or classification of revenue were made as a result of the adoption of this standard.

3  Capital assets:

   During the nine months ended September 30, 2004 the Company sold an automobile for proceeds of $11,000 and incurred a gain on sale of $1,569.  Additionally, the Company purchased various manufacturing, office and computer equipment and office furniture for a total of $1,864,120, as well as, land and building for $3,102,301.

The above amounts include $169,871 of assets under capital lease and accumulated amortization of $25,481 related thereto.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Nine months ended September 30, 2004 and Four months ended December 31, 2003

4  Obligations under capital lease:

   The Company entered into a capital lease with respect to the purchase of office furniture.  The lease concludes on January 15, 2007.

                                                                      Amount

September 30, 2005                                              $    61,945

September 30, 2006                                                   61,945

January 30, 2007                                                     20,650

Minimum lease payments                                              144,540

Less amount representing interest at 6%                               9,858

Present value of net minimum capital lease payments                 134,682

Current portion of obligations under capital lease                  (55,454)

                                                                $    79,228

Interest of $6,108 relating to capital lease obligations has been included in interest and other charges.

5  Share capital:

(d)

Authorized and issued shares:

                                              Number of

                                                 shares            Amount

Balance December 31, 2003                    51,830,409       22,103,610

Shares issued pursuant to

  ARC Agreement                                  23,818           18,811

Shares to be issued pursuant to

  ARC Agreement                                  93,861          100,000

Stock options exercised

  net of contributed surplus of $118,033      1,488,333          803,249

Exercise of warrants                          6,881,513        5,917,010

Private placement                             8,272,909        9,513,845

Promissory notes for shares paid                    --            98,000

Transaction costs                                   --          (708,182)

Balance September 30, 2004                   68,590,843       37,846,343

During the first quarter, holders of warrants from the private placements in January 2003 exercised a total of 3,871,013 warrants for gross proceeds of $2,903,010.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Nine months ended September 30, 2004 and Four months ended December 31, 2003

5  Share capital, (continued):

(a)

Authorized and issued shares, (continued):

During the second quarter, holders of warrants from the private placements in December 2003 exercised a total of 2,997,500 warrants for gross proceeds of $2,997,750.

Additionally during the second quarter, the Company completed a private placement which issued 8,272,909 equity units for gross proceeds of $9,513,845.  Each equity unit consists of one Common Share and one half Common Share warrant, with each whole warrant exercisable for twelve months form the closing date of the placement at a price of $1.50 per share.

During the third quarter, holders of warrants from the December 2003 private placement exercised 13,000 warrants for gross proceeds of $16,250.

During the year ended August 31, 2000, certain directors and officers exercised 750,000 options with an exercise price of $0.20 per share.  Payment for these shares was made in the form of promissory notes totaling $150,000.  As collateral for these notes the Company held the 750,000 shares.

Additionally, in conjunction with a private placement completed during the year ended August 31, 2002, the Company issued to a director 483,850 Common shares and 483,850 Common Share purchase warrants in exchange for a promissory note in the amount of $193,540.  The promissory note was repaid through the provision of consulting services at approximately $12,000 per month.  As collateral for the note, the Company held the 483,850 Common Shares and warrants.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Nine months ended September 30, 2004 and Four months ended December 31, 2003

5  Share capital, (continued):

(b)

Authorized and issued shares, (continued):

During the year ended August 31, 2002, payment and use of services totaled $20,000 and 55,000 shares were released.  During the year ended August 31, 2003, payment and services totaled $194,000 and 250,000 shares were released.  For the four months ended December 31, 2003 use of services totaled $31,540 and 78,850 shares were released.  The balance as at December 31, 2003, related exclusively to the options transaction and during the nine months ended September 30, 2004 the following share transactions were completed:

                                             Number of

                                                Shares             Amount

Balance as at December 31, 2003               490,000          $  98,000

Payment relating to shares                   (490,000)           (98,000)

Balance as at September 30, 2004                   --                --

   (b)  Stock based compensation:

   The Company recorded $925,027 in stock based compensation to employees, directors and consultants during the nine months ended September 30, 2004, which was included in general and administrative expenses.  This compensation is based upon the Black-Scholes option pricing model.  For the options granted in the period, the amount is based using the following weighted average assumptions:

              Risk free interest rate                      3.88%

              Expected life of option                      5 year

              Expected volatility                          109%

              Expected dividends                           Nil

   (c)  Stock options:

   The Company granted 450,000 stock options to consultants during the nine months ended September 30, 2004.  The particulars of the options are; 200,000 with an exercise price of $1.00, 100,000 with an exercise price of $3.00, 100,000 with and exercise price of $0.85 and 50,000 with an exercise price of $1.33.  These options were granted on February 5, 2004, February 5, 2004, April 6, 2004 and April 30, 2004 respectively.  They expire on February 4, 2006, February 4, 2006, April 6, 2005 and April 30, 2005 respectively.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Nine months ended September 30, 2004 and Four months ended December 31, 2003

5  Share capital, (continued):

   (c)  Stock options, (continued):

Outstanding options

   A summary of the status and changes in the Company’s outstanding stock options is presented below:

                                         Number of       Weighted average

                                     share options         exercise price

Outstanding December 31, 2003           6,595,500            $      0.72

Granted                                   450,000                   1.45

Exercised                              (1,488,333)                 (0.49)

Outstanding, September 30, 2004         5,557,167            $      0.84

   The following table summarizes information about the stock options outstanding as at September 30, 2004:

                                            Weighted

                                             average

Exercise                   Number           years       Exercisable at

price                 outstanding       remaining   September 30, 2004

$0.34                      27,500            0.97               27,500

 0.34                      20,000            1.00               20,000

 0.34                     315,000            2.14              215,000

 0.40                     200,000            2.59              200,000

 0.40                     540,000            2.64              477,500

 0.50                      40,000            2.34               20,000

 0.55                     150,000            3.17              150,000

 0.56                     300,000            3.14                   --

 0.57                     600,000            3.21              600,000

 0.65                      40,000            1.78               40,000

 0.80                     200,000            4.20              100,000

 0.80                     466,667            4.23              299,997

 0.85                     100,000            0.52              100,000

 0.90                      25,000            4.10                8,333

 1.00                      50,000            1.49               50,000

 1.00                     110,000            0.35               10,000

 1.14                   1,223,000            3.98              400,000

 1.18                   1,000,000            3.27                   --

 1.33                      50,000            0.58                   --

 3.00                     100,000            0.35               50,000

                        5,557,167            3.14            2,768,330

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Nine months ended September 30, 2004 and Four months ended December 31, 2003

5  Share capital, (continued):

   (c)  Stock options, (continued):

Options held by consultants:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

                                         Number of       Weighted average

                                     share options         exercise price

Outstanding, December 31, 2003          2,640,000                 $ 0.82

Granted                                   450,000                   1.45

Exercised                                (282,500)                 (0.71)

Outstanding, September 30, 2004         2,807,500                 $ 0.93

   (d)  Warrants:

   Pursuant to a private placement completed on December 29, 2003, 3,750,000 warrants were issued.  The warrants have two exercise prices depending on the exercise date.  If exercised on or before June 29, 2004, the exercise price is $1.00 each, if after that date but before December 29, 2004 the exercise price is $1.25 each after which, the warrant expires.  During the nine months ended September 30, 2004, holders of these warrants exercised 3,010,500 warrants for gross proceeds of $3,014,000.

   Pursuant to a private placement completed on May 19, and June 1, 2004, the Company issued 3,606,380 and 530,075 warrants respectively.  These warrants have expiry dates of May 20, and June 1, 2005 with an exercise price of $1.50 each.  Additionally, 449,239 “broker warrants” were issued to Kingsdale Capital pursuant to the close of May 19, 2004.  Each of these warrants entitles Kingsdale to acquire on or before May 20, 2005 one equity unit of the Company and subsequent to May 20, 2005 and on or before November 20, 2005 one Common Share of the Company at an exercise price of $1.15 each.  65,500 broker warrants were issued to Kingsdale pursuant to the June 1, 2004 close which allow them to acquire one equity unit of the Company on or before June 1, 2005 and if subsequent to June 1, 2005 and on or before December 1, 2005 one Common Share of the Company at an exercise price of $1.15 each.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements, continued

(Canadian Dollars)

(unaudited)

Nine months ended September 30, 2004 and Four months ended December 31, 2003

5  Share capital, (continued):

   (e)  Loss per share:

   Owning to the change of the escrow agreement from a performance to time release based approved in October 2002, those shares held in escrow are included in the loss per share calculation as at September 30, 2004 and December 31, 2003.  The weighted average Common Shares outstanding for the nine months ended September 30, 2004 and four month period ended December 31, 2003 was 61,651,791 and 47,622,018 respectively.

   The effect of the exercise of options and warrants outstanding would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

6. Segmented information:

The Company’s activities comprise one business segment.

7  Commitments:

   (a)  Operating leases

   The Company has entered into three agreements to lease plant and office space in Edmonton and Calgary for varying periods.  In Edmonton the Company has two locations; one for R&D plant and head office and one for production operations.  The head office location has an initial term running until January 31, 2007 with a renewal option for another five years.  The production location has a term running to February 28, 2005.  The Calgary location is office space with an initial term running to March 31, 2011, with two five-year renewal options.  The minimum rent payable for each of the next five years and thereafter is as follows:

Year ended                                              Lease Payments

September 30, 2005                                         $   270,896

September 30, 2006                                             200,365

September 30, 2007                                             143,908

September 30, 2008                                             120,987

September 30, 2009                                             126,654

Thereafter                                                     189,981